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3/6/ AB

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28434

AB

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/01___ AND ENDING ___12/31/01___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SEVILLE CAPITAL, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Montvue Road
(No. and Street)

Knoxville	TN	37919
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert W. Elliott   (865) 690-2941
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bible Harris Smith, P.C.
(Name — if individual, state last, first, middle name)

507 West Clinch Avenue	Knoxville	TN	37902	
(Address)	(City)	(State)		Zip Code)

CHECK ONE:
    XX Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, __Robert W. Elliott_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Seville Capital, Inc._____, as of __December 31,_____, __2001_ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

Robert W. Elliott
_____
Signature

President
_____
Title

Amanda M. Copeland
_____
Notary Public

My commission expires May 28, 2003.

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bible Harris Smith, P.C.

Certified Public Accountants and Business Advisors Since 1949

507 West Clinch Avenue
Knoxville, TN 37902-2104
Phone: 865-546-2300
Fax: 865-525-7454
E-mail *name*@BHSpc.com

Member of the AICPA Peer
Review Program
Member of the Tennessee Society
of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Seville Capital, Inc.
Knoxville, Tennessee

We have audited the accompanying statements of financial condition of Seville Capital, Inc., as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seville Capital, Inc., at December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bible Harris Smith, P.C.

Bible Harris Smith, P.C.

Knoxville, Tennessee
January 15, 2002

B K R An independent member of *BKR International,* with offices throughout the world.

SEVILLE CAPITAL, INC.
STATEMENTS OF FINANCIAL CONDITION

| | December 31, | |
	2001	2000

ASSETS

CASH	$ 12,372	$ 6,555
COMMISSIONS RECEIVABLE	4,207	5,738
TOTAL ASSETS	$ 16,579	$ 12,293

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Commissions Payable	$ 1,958	$ 3,389
Franchise Taxes Payable	100	10
Total Liabilities	2,058	3,399
STOCKHOLDER'S EQUITY		
Common Stock, Stated Value $ 50 Per Share;		
Authorized 2,000 Shares		
Issued and Outstanding 100 Shares	5,000	5,000
Additional Paid-In Capital	27,445	27,445
Retained Deficit	(17,924)	(23,551)
Total Stockholder's Equity	14,521	8,894
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 16,579	$ 12,293

The accompanying notes are an integral part of these financial statements.

SEVILLE CAPITAL, INC.
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2001	2000
REVENUES		
Commissions	$ 197,109	$ 242,367
Interest Income	313	282
TOTAL REVENUES	197,422	242,649
EXPENSES		
Commissions	122,602	187,690
Management Services	62,675	46,904
Legal and Professional	4,056	4,975
Registration and Dues	1,495	1,056
Fidelity Bond Insurance	362	315
Tennessee Franchise Tax	190	8
Other Expenses	415	322
TOTAL EXPENSES	191,795	241,270
NET INCOME (LOSS)	$ 5,627	$ 1,379

The accompanying notes are an integral part of these financial statements.

SEVILLE CAPITAL, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)
BALANCES - JANUARY 1, 2000	$ 5,000	$ 27,445	$ (24,930)
NET INCOME (LOSS) - 2000	-	-	1,379
BALANCES - DECEMBER 31, 2001	5,000	27,445	(23,551)
NET INCOME (LOSS) - 2001	-	-	5,627
BALANCES - DECEMBER 31, 2001	$ 5,000	$ 27,445	$ (17,924)

The accompanying notes are an integral part of these financial statements.

SEVILLE CAPITAL, INC.
STATEMENTS OF CASH FLOWS

| | Year Ended December 31, | |
	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$ 5,627	$ 1,379
Adjustments to Reconcile Net Income (Loss) to Net Cash		
Provided By (Used by) Operating Activities:		
(Increase) Decrease in Assets:		
Concessions Receivable	1,531	285
Increase (Decrease) in Liabilities:		
Commissions Payable	(1,431)	(2,215)
Franchise Taxes Payable	90	(10)
NET CASH PROVIDED BY (USED BY) OPERATING ACTIVITIES	5,817	(561)
CASH - BEGINNING	6,555	7,116
CASH - ENDING	$ 12,372	$ 6,555

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Interest Paid	$ -	$ -
Income Taxes Paid	$ -	$ -

The accompanying notes are an integral part of these financial statements.

SEVILLE CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1 - Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of these financial statements. These policies conform to accounting principles generally accepted in the United States of America applicable to brokers and dealers in securities, and have been applied on a consistent basis.

Nature of Activities - Seville Capital, Inc., is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company sells mutual funds securities. The Company also sells insurance and pension plans. Their clients are located throughout East Tennessee and Kentucky. The Company sells securities in Tennessee only.

Basis of Presentation - The financial statements are prepared using the accrual method of accounting and practices applicable to brokers and dealers in securities. Commission income and expenses are recorded on a trade date basis.

Income Taxes - The Company utilizes the cash method of accounting for income tax purposes. Revenue is recognized when received and expenses are recognized when paid.

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (see Note 4) which requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement bases and the tax bases of assets and liabilities, using enacted tax rates in effect for the current year.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. Such differences relate primarily to using the cash basis for income tax reporting and the accrual basis for financial statement reporting, and to the recognition of future tax benefits from operating loss carryforwards.

Cash and Cash Equivalents - For purposes of reporting cash flows, the Company considers money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Note 2 - Subordinated Liabilities

At December 31, 2001 and 2000, there were no liabilities which were subordinated to claims of general creditors. No subordinated liabilities existed at any time during 2001 or 2000 and we, therefore, report no increases or decreases in these liabilities.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 and 2000, the Company's net capital amounted to $ 14,521 and $ 8,894, respectively. The Company's net capital requirement is $ 5,000. The Company's ratio of aggregate indebtedness to net capital was .14 to 1 and .38 to 1 at December 31, 2001 and 2000, respectively.

Note 4 - Income Taxes

As of December 31, 2001, the following net operating loss carryforwards were available to offset future taxable income:

		Expiring:
Federal	$ 34,000	2006 to 2020
State	$ 45,000	2006 to 2015

Deferred tax benefits related to the above operating loss carryforwards were computed based upon enacted tax law. Since the Company does not expect to realize the future tax benefits prior to their expiration, a valuation allowance equal to the benefit has been recorded. Accordingly, there is no provision for deferred income taxes.

	2001	2000
Federal	$ 5,200	$ 5,900
State	2,700	3,000
Total	7,900	8,900
Valuation Allowance	(7,900)	(8,900)
Deferred Income Tax Benefit	$ --	$ --

Note 5. - Related Party Transactions

A company related by common ownership provides office space, management, and support services to Seville Capital, Inc. Seville Capital, Inc., paid $ 62,675 and $ 46,904 for facilities and services during 2001 and 2000, respectively.

Commissions earned of $ 45,374 and $ 65,760 were paid to the Company's shareholder during 2001 and 2000, respectively.

SEVILLE CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

TOTAL OWNERSHIP EQUITY $ 14,521

DEDUCTIONS FOR NON-ALLOWABLE ASSETS   --

NET CAPITAL $ 14,521

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

    Minimum Dollar Net Capital Requirement
       of Report Broker or Dealer $ 5,000

    Excess Net Capital $ 9,521

    Excess Net Capital at 1000% $ 14,315

AGGREGATE INDEBTEDNESS $ 2,058

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2001):

    Net Capital, as reported in unaudited Part IIa of the FOCUS report, materially agrees with above computation.

SEVILLE CAPITAL, INC.
COMPUTATION OF DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company claims exemption under Section (k)(2)(i), "Special Account for Exclusive Benefit of Customers" maintained.

Bible Harris Smith, P.C.

Certified Public Accountants and Business Advisors Since 1949

507 West Clinch Avenue
Knoxville, TN 37902-2104
Phone: 865-546-2300
Fax: 865-525-7454
E-mail *name*@BHSpc.com

Member of the AICPA Peer
Review Program
Member of the Tennessee Society
of Certified Public Accountants

Board of Directors
Seville Capital, Inc.
Knoxville, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of Seville Capital, Inc., (the Company) for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce, to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above that have not been properly reported by management to the SEC and NASD during the year under audit.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 15, 2002, to meet the SEC's objectives and that Net Capital violations that occurred during the year have been properly reported by management to the SEC and NASD.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies which rely on rule 17a-5(g) under The Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Bible Harris Smith, P.C.

Bible Harris Smith, P.C.

Knoxville, Tennessee
January 15, 2002

SEVILLE CAPITAL, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

SEVILLE CAPITAL, INC.
YEARS ENDED DECEMBER 31, 2001 AND 2000

CONTENTS